Exhibit 99.1
For Immediate Release
Qiao Xing Mobile Reports Third Quarter 2009 Financial Results

Beijing, China (January 27, 2010) — Qiao Xing Mobile Communication Co., Ltd. (NYSE: QXM) (“QXM” or the “Company”), a domestic manufacturer of mobile handsets in China, today announced its unaudited third quarter financial results for the three months ended September 30, 2009.
Third Quarter 2009 Results
²	Revenues were RMB410.7 million (US$60.2 million) compared to RMB607.9 million in 3Q08.

²	Handset shipments were 406,000 units compared to 629,000 units in 3Q08.

²	Gross margin was 15.5% compared to 53.1% in 3Q08.

²	Operating income was RMB7.7 million (US$1.1 million) compared to RMB239.8 million in 3Q08.

²	Net loss attributable to holders of ordinary shares was RMB83.8 million (US$12.3 million) in 3Q09, which resulted mainly due to significant non-cash charges relating to the accounting for the convertible notes issued by the Company in May 2008.
Revenues for the third quarter of 2009 were RMB410.7 million (US$60.2 million), compared with RMB607.9 million in the same period of 2008. The decrease from the third quarter of 2008 was primarily due to lower unit shipments and a decrease in the average selling price (“ASP”) of products sold in the third quarter of 2009.
Total handset shipment in the third quarter of 2009 was approximately 406,000 units, representing a decrease of 35.5% compared with 629,000 units in the same period of 2008. The decrease in handset shipments compared to the same period of last year was primarily due to fewer new model launches and a slow-down in shipments amid increasing competition in the handset market.
The ASP of handset products decreased to RMB866 (US$127) in the third quarter of 2009, as compared to RMB1,029 in the third quarter of 2008. The lower ASP compared to the same period last year was primarily due to the launch of lower-priced VEVA-series products to target the lower-end market and more aggressive pricing to drive sales in an increasingly competitive and deteriorated uncertain economic environment. ASP was also affected by a decline in the use of the TV infomercial arrangement under which handsets were sold to infomercial companies at a higher price, but in return, the Company bore the airtime and logistic costs.
Gross profit in the third quarter of 2009 was RMB63.7 million (US$9.3 million), compared with RMB322.8 million in the same period of 2008. Gross margin was 15.5% in the third quarter of 2009, compared to 53.1% in the same period of 2008. The year-over-year decline in gross margin arose primarily due to the decline in ASP.

Selling and distribution (“S&D”) expenses in the third quarter of 2009 were RMB34.5 million (US$5.1 million), compared to RMB61.2 million in the same period of 2008. The decrease was primarily due to lower airtime costs incurred on TV infomercial sales, which decreased from RMB52.8 million in the third quarter of 2008 to RMB24.0 million in the third quarter of 2009.
General and administrative (“G&A”) expenses were RMB12.2 million (US$1.8 million), compared with RMB11.5 million in the same period of 2008. Share-based compensation expenses recognized in G&A were both RMB2.9 million (US$0.4 million) in the third quarter of 2009 and 2008.
Research and development (“R&D”) expenses were RMB8.1 million (US$1.2 million), compared to RMB7.0 million in the same period of 2008. The higher R&D expenses comparing with the same period of last year was primarily due to higher purchases of materials used for R&D activities.
Total share-based compensation expenses, which have been allocated to S&D, G&A and R&D expenses, decreased to RMB3.3 million (US$0.5 million) in the third quarter of 2009 from RMB3.6 million in the same period of 2008.
Operating income in the third quarter of 2009 was RMB7.7 million (US$1.1 million), compared to RMB239.8 million in the third quarter of 2008.
Net loss attributable to holders of ordinary shares in the third quarter of 2009 was RMB83.8 million (US$12.3 million), compared to an income of RMB150.0 million in the same period of 2008. The net loss in the third quarter of 2009 resulted mainly due to the following non-cash charges that arose on the accounting for the convertible notes issued by the Company in May 2008:

	Three months ended
	September 30,	June 30,	September 30,
	2008	2009	2009
	RMB	RMB	RMB
Non-cash interest expense	(29,957)	(67,265)	(89,450)
Non-cash gain (loss) on remeasurement of embedded derivatives	38,984	(51,635)	18,809
Net non-cash gain (loss)	9,027	(118,900)	(70,641)
Basic and diluted loss per share were both RMB1.76 (US$0.26) in the third quarter of 2009. For the third quarter of 2008, basic and diluted income per share was RMB2.62.
Recent Developments
(1)	In November 2009, a holder of the US$70 million 4% convertible notes due 2011 (the “Notes”) issued by the Company in May 2008 exercised its right to require the Company to redeem US$30 million of the principal amount of the Notes. Pursuant to the terms of the Notes, the Company paid approximately RMB217.0 million as settlement of the principal amount being redeemed plus accrued interest thereon of approximately US$1.1 million.
(2)	In November and December 2009, two holders of the Notes exercised the option to convert US$15.7 million of the principal amount of the Notes and accrued interest thereon of approximately US$590,000 into 4,114,000 ordinary shares of the Company.

(3)	In December 2009, the Company granted a total of 1,955,057 restricted shares to a director and various employees pursuant to its 2007 Equity Incentive Plan. Concurrent with the grant, the Company cancelled all 1,744,800 outstanding share options that were previously granted in March 2007. The restricted shares vest on various dates, with the last vesting date being April 1, 2012.
Foreign Exchange Rate Used
The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from Renminbi (RMB) into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.8262 on September 30, 2009 in The City of New York for the cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on September 30, 2009, or at any other certain date. The percentages stated are calculated based on RMB.
About Qiao Xing Mobile Communication Co., Ltd.
Qiao Xing Mobile Communication Co., Ltd. is a domestic manufacturer of mobile handsets in China. The Company manufactures and sells mobile handsets based primarily on GSM, TD-SCDMA, and WCDMA. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.6%-owned subsidiary in China. In 2008, Qiao Xing Mobile introduced the VEVA series mobile phones and began to open its own retail stores to target the mid income consumers in major cities throughout China. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins. For more information, please visit http://www.qxmc.com.
Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,’” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about QXM’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. QXM does not undertake any obligation to update any forward-looking statement, except as required under applicable laws. All information provided in this press release is as of January [OPEN], 2010, and QXM undertakes no duty to update such information, except as required under applicable laws.
For further information, contact:
Lucy Wang
Qiao Xing Mobile Communication Co., Ltd.
Tel: (8610) 82193883
Email: wangjinglu@cectelecom.com

Qiao Xing Mobile Communication Co., Ltd. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
(Amounts in thousands)

	December 31,	September 30,
	2008	2009
	RMB	RMB
Assets
Cash	2,907,148	3,185,065
Restricted cash	136,299	171,616
Accounts receivable, net	462,282	441,176
Bills receivable	43,516	5,880
Inventories	183,169	186,453
Prepayments to suppliers	363,907	156,229
Prepaid expenses and other current assets	38,996	41,832
Deferred income taxes	6,994	6,098
Deferred debt issuance costs, net	34,689	7,289

Total current assets	4,177,000	4,201,638
Property, machinery and equipment, net	167,233	159,643
Land use rights	35,304	34,701
Equity investment	7,803	7,803
Goodwill	112,814	112,814
Other intangible assets, net	22,766	19,195

Total assets	4,522,920	4,535,794

Liabilities and equity
Short-term borrowings	983,950	885,700
Accounts payable	52,047	129,962
Prepayments from customers	42,551	6,169
Accrued liabilities	50,014	108,689
Amounts due to related parties	11,155	17,650
Other payables and current liabilities	7,227	14,842
Income taxes payable	38,462	—
Embedded derivative liability	124,130	114,890
Convertible notes	206,211	384,257

Total current liabilities	1,515,747	1,662,159
Deferred income taxes	320	125

Total liabilities	1,516,067	1,662,284

Equity
Shareholders’ equity	2,914,788	2,778,671
Noncontrolling interests	92,065	94,839

Total equity	3,006,853	2,873,510

Total liabilities and equity	4,522,920	4,535,794

Qiao Xing Mobile Communication Co., Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations
(Amounts in thousands, except share and per share data)

	Three months ended
	September 30,	June 30,	September 30,
	2008	2009	2009
	RMB	RMB	RMB
Revenues	607,882	578,884	410,746
Cost of goods sold	(285,097)	(446,306)	(347,092)

Gross profit	322,785	132,578	63,654
Selling and distribution expenses	(61,249)	(31,727)	(34,476)
General and administrative expenses	(11,481)	(11,922)	(12,165)
Research and development expenses	(7,049)	(6,487)	(8,133)
Amortization of intangible assets	(3,158)	(1,190)	(1,190)

Operating income	239,848	81,252	7,690
Interest income	6,568	2,789	3,873
Interest expense	(50,363)	(82,770)	(105,562)
Foreign exchange (loss) gain, net	(8,708)	(172)	(256)
Gain (loss) on remeasurement of embedded derivatives	38,984	(51,635)	18,809
Loss on partial extinguishment of convertible notes	(10,634)	—	—
Other income (loss), net	611	(198)	(16)

Income (loss) before income tax expense	216,306	(50,734)	(75,462)
Income tax expense	(60,241)	(15,488)	(8,494)

Net income (loss)	156,065	(66,222)	(83,956)
Net (income) loss attributable to noncontrolling interests	(6,019)	(2,155)	136

Net income(loss) attributable to holders of ordinary shares	150,046	(68,377)	(83,820)

Income (loss) per ordinary share:
— Basic	2.62	(1.44)	(1.76)

— Diluted	2.62	(1.44)	(1.76)

Weighted average number of shares outstanding:
— Basic	46,805,000	47,610,000	47,610,000

— Diluted	46,805,000	47,610,000	47,610,000